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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Omicron Master Trust (1) (Last) (First) (Middle)		Valentis, Inc. (VLTSD)

	Williams House, 20 Reid Street (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			02/14/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Hamilton, Bermuda HM11 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/14/03				J (2)			5,200	A	$5.141		702,265 (3)		D(4)

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

(1)  Please see attached Joint Filer Information. Omicron Capital, L.P. Omicron Capital, Inc., Bruce Bernstein and Olivier Morali are reporting persons pursuant to Rule 16a-(a)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), as each of such reporting persons may be deemed to be the beneficial owner of more than 10 percent of the issuer’s outstanding securities, but none of such reporting persons has any reportable holdings of the issuer’s securities in which such person has a pecuniary interest in accordance with Rule 16-1(a)(2) of the Act.

(2)  Omicron Master Trust acquired the shares when bought-in by its broker in connection with a previously outstanding stock loan.

(3)  Amount shown relates to Omicron Master Trust, Winchester Global Trust Company Limited (“WGTCL”) and Mr. Oskar P. Lewnowski (“Lewnowski”) only.

(4)  WGTCL is the Trustee of Omicron Master Trust. WGTCL is the indirect beneficial owner of 702,265 shares of Common Stock. WGTCL may be deemed to be controlled by Lewnowski. Lewnowski is the indirect beneficial owner of 702,265 shares of Common Stock. WGTCL and Lewnowski each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

/s/ Olivier H. Morali ———————————————— **Signature of Reporting Person as President of Omicron Capital, Inc., as General Partner of Omicron Capital, L.P., as Investment Manager of Omicron Master Trust	February 19, 2003 ———————— Date

/s/ Olivier H. Morali ———————————————— **Signature of Reporting Person as President of Omicron Capital, Inc., as General Partner of Omicron Capital, L.P.

/s/ Olivier H. Morali ———————————————— **Signature of Reporting Person as President of Omicron Capital, Inc.

/s/ Bruce Bernstein ———————————————— **Signature of Reporting Person

/s/ Olivier H. Morali ———————————————— **Signature of Reporting Person

/s/ Oskar P. Lewnowski ———————————————— **Signature of Reporting Person as Chairman of Winchester Global Trust Company Limited

/s/ Oskar P. Lewnowski ———————————————— **Signature of Reporting Person

Reporting Person: Omicron Master Trust (1)

Issuer Name and Ticker Symbol: Valentis, Inc. (VLTSD)

Date of Event Requiring Statement: 2/14/03

Joint Filer Information

Each of the following filers has designated Omicron Master Trust as the (“Designated Filer”) for purposes of the attached Form 4.

(i)	Omicron Capital, L.P. 153 E. 53rd Street, 48th Floor, New York, NY 10022

(ii)	Omicron Capital, Inc. 153 E. 53rd Street, 48th Floor, New York, NY 10022

(iii)	Bruce Bernstein 153 E. 53rd Street, 48th Floor, New York, NY 10022

(iv)	Olivier H. Morali 153 E. 53rd Street, 48th Floor, New York, NY 10022

(v)	Winchester Global Trust Company Limited c/o Winchester Fiduciary Limited, Williams House, 20 Reid Street, Hamilton HM11, Bermuda

(vi)	Oskar P. Lewnowski c/o Winchester Fiduciary Limited, Williams House, 20 Reid Street, Hamilton HM11, Bermuda

Date:	February 19, 2003	OMICRON CAPITAL, L.P.

By: OMICRON CAPITAL, INC.

By: /s/ Olivier H. Morali ——————————————— Name: Olivier H. Morali Title: President

Date:	February 19, 2003	OMICRON CAPITAL, INC.

By: /s/ Olivier H. Morali ——————————————— Name: Olivier H. Morali Title: President

Date:	February 19, 2003	/s/ Bruce Bernstein ————————————————— Bruce Bernstein

Date:	February 19, 2003	/s/ Olivier H. Morali ————————————————— Olivier H. Morali

Date:	February 19, 2003	WINCHESTER GLOBAL TRUST COMPANY LIMITED

By: /s/ Oskar P. Lewnowski ———————————————— Name: Oskar P. Lewnowski Title: Chairman

Date:	February 19, 2003	/s/ Oskar P. Lewnowski —————————————————— Oskar P. Lewnowski